Exhibit (a)(2)
                               CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.
                  P.O.Box 15645, Las Vegas, Nevada 89114-5645
                      tel. 702 242 7046  fax 702 242 4819

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:  John Okita                        Andrew C. Karp
           Chief Financial Officer           Managing Director
           (702) 242-7531                    Banc of America Securities
                                             High Yield Special Products
                                             (704) 388-4813 or (888) 292-0070

                    CII FINANCIAL ANNOUNCES EXCHANGE OFFER FOR
                        CONVERTIBLE SUBORDINATED DEBENTURES


         Las Vegas, December 26, 2000 - CII Financial, Inc. today announced the commencement of an exchange offer for all $47 million of its outstanding 7-1/2% convertible subordinated debentures due September 15, 2001 (CUSIP No. 12551LAB7). Under the offer, holders can choose to exchange their old 7-1/2% junior subordinated debentures for either new debentures or cash.

         Holders who choose new debentures will receive $1,000 principal amount of new 9% senior subordinated debentures due September 15, 2006 of CII Financial for each $1,000 principal amount of their old 7 1/2% junior subordinated debentures, plus accrued and unpaid interest in cash. Holders who choose cash will receive $525 in cash for each $1,000 principal amount of their old junior subordinated debentures, plus accrued and unpaid interest in cash.

         CII Financial will purchase no more than $19.5 million principal amount of old junior subordinated debentures for cash. If the cash option is oversubscribed, the company will purchase a total of $19.5 million principal amount of debentures for cash and will exchange the balance of the tendered debentures for new 9% senior subordinated debentures due 2006. All holders who elect the cash option will be treated on a pro rata basis according to the principal amount of debentures tendered for cash by each holder and the total principal amount of debentures tendered for cash by all holders.

                                   ---more---

CII Announces Exchange Offer p.2/2/2/2/2

         The exchange offer will expire at 5:00pm, New York City time, on January 25, 2001, unless extended. Holders must tender their old junior subordinated debentures on or prior to the expiration date in order to receive the exchange consideration. The exchange offer is subject to the satisfaction of specified conditions, including the valid tender of at least 90% of the outstanding junior subordinated debentures, receipt of financing for the cash option, receipt of necessary approvals from insurance authorities, receipt of necessary consents from lenders under the Sierra Health Services senior credit facility, which is guaranteed by CII Financial, and other customary conditions. The complete terms of the offer are contained in the preliminary Prospectus and Exchange Offer dated December 26, 2000.

         A registration statement relating to the new debentures has been filed with the Securities and Exchange Commission but has not yet become effective. The new debentures may not be sold nor may tenders be accepted prior to the time the registration statement becomes effective. This shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the new debentures in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

         Banc of America Securities, LLC is the exclusive dealer manager for the offer. D.F. King & Co., Inc. is the information agent and Wells Fargo Corporate Trust is the depositary. Copies of the preliminary Prospectus and Exchange Offer may be obtained by calling D.F. King at (800) 735-3591. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities at (888) 292-0070.

         CII Financial is a holding company primarily engaged in writing workers' compensation insurance in nine western and mid-western states through its wholly owned subsidiaries, California Indemnity Insurance Company, Commercial Casualty Insurance Company, Sierra Insurance Company of Texas and CII Insurance Company. CII Financial is a wholly owned subsidiary of Sierra Health Services, Inc. (NYSE:SIE), a diversified health care services company based in Las Vegas.

         Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which may be found in the preliminary Prospectus and Exchange Offer and other documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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